Balance Sheet

RoboCash, Inc

As of Dec 31, 2023



ACCOUNTS	Dec 31, 2023
Assets	
Total Cash and Bank	$391.00
Total Other Current Assets	$1,841.39
Total Long-term Assets	$62,722.01
Total Assets	**$64,954.40**
Liabilities	
Total Current Liabilities	$119,616.20
Total Long-term Liabilities	$204,048.00
Total Liabilities	**$323,664.20**
Equity	
Total Other Equity	$40.07
Total Retained Earnings	-$258,749.87
Total Equity	**-$258,709.80**